UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Xilio Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
98422T100
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98422T100

(1)	Names of reporting persons Takeda Pharmaceutical Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 1,475,121
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 1,475,121
(9)	Aggregate amount beneficially owned by each reporting person 1,475,121 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.37% (2)
(12)	Type of reporting person (see instructions) CO

(1) Takeda Pharmaceutical Company Limited’s beneficial ownership of the issuer’s Common Stock is comprised of 1,475,121 shares of Common Stock held by Takeda Ventures, Inc., which is a direct, wholly owned subsidiary of Takeda Pharmaceuticals U.S.A. Inc., which is a direct subsidiary of Takeda Pharmaceutical Company Limited (72.70%) and Takeda Pharmaceuticals International AG (27.3%). Takeda Pharmaceuticals International AG is a direct, wholly owned subsidiary of Takeda Pharmaceutical Company Limited.

(2) Based on 27,468,948 shares of Common Stock outstanding as of November 25, 2021, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on December 2, 2021.
Page 2 of 6 pages

CUSIP No. 98422T100

(1)	Names of reporting persons Takeda Ventures, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 1,475,121
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 1,475,121
(9)	Aggregate amount beneficially owned by each reporting person 1,475,121
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.37% (1)
(12)	Type of reporting person (see instructions) CO

(1) Based on 27,468,948 shares of Common Stock outstanding as of November 25, 2021, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on December 2, 2021.

Page 3 of 6 pages

Item 1(a)    Name of issuer:
Xilio Therapeutics, Inc.

Item 1(b) Address of issuer’s principal executive offices
828 Winter Street, Suite 300,
Waltham, Massachusetts 02451

Item 2(a)    Name of person filing:
Takeda Pharmaceutical Company Limited
Takeda Ventures, Inc.
Item 2(b)    Address of principal business office or, if none, residence:
Takeda Pharmaceutical Company Limited – 1-1, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo 103-8668, Japan
Takeda Ventures, Inc. – 9625 Towne Centre Drive, San Diego, CA 92121
Item 2(c)    Citizenship:
Takeda Pharmaceutical Company Limited – Japan
Takeda Ventures, Inc. – USA
Item 2(d)    Title of class of securities:
Common Stock
Item 2(e)    CUSIP No.:
98422T100
Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.    Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

Page 4 of 6 pages

(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.
The percentages used herein and in this Item 4 are calculated based on 27,468,948 shares of Common Stock outstanding.
Item 5.    Ownership of 5 Percent or Less of a Class.
Not applicable.
Item 6.    Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
See Exhibit 99.1.
Item 8.    Identification and Classification of Members of the Group.
Not applicable.
Item 9.    Notice of Dissolution of Group.
Not applicable.
Item 10.    Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 5 of 6 pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2022

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By	/s/ Yoshihiro Nakagawa
	Name:	Yoshihiro Nakagawa
	Title:	Corporate Officer, Global General Counsel

TAKEDA VENTURES, INC.

By	/s/ Michael Martin
	Name:	Michael Martin
	Title:	President

Page 6 of 6 pages

INDEX TO EXHIBITS

Exhibit 99.1	Identification of the subsidiary which acquired the security being reported on by the parent holding company

Exhibit 99.2	Joint Filing Agreement